

September 16, 2009

Via Facsimile (202) 408-6399 and U.S. Mail
Thomas L. Hanley, Esq.
Sonnenschein & Rosenthal LLP
1301 K Street, N .W.
Suite 600, East Tower
Washington, D.D. 20005-3364

> **Re: CNS Response, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 2, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 3, 2009**
> **Soliciting Materials on Schedule 14A**
> **Filed September 4, 10 and 14, 2009**
> **Definitive Proxy on Schedule 14A**
> **Filed September 15, 2009**
> **File No. 0-26285**

Dear Mr. Hanley:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed September 2, 2009

1.   As discussed with the staff and as indicated in your materials, it appears that the
        company will no longer be soliciting for proxies related to the September 4, 2009
        meeting or any adjournment thereof. Please confirm this fact supplementally in
        your response letter.

Soliciting Materials filed September 4, 2009
Soliciting Materials filed September 10, 2009
Soliciting Materials filed September 14, 2009

2.   Throughout your soliciting materials, please avoid presenting as fact legal
        conclusions that the company has made in advance of findings by any state or
        federal court. For example, you state that the September 4, 2009 meeting had
        deficiencies and was "not a legitimate meeting". In future filings, wherever such
        statements are made, please also disclose that matters regarding the legitimacy of
        Mr. Brandt's actions are in dispute before the courts and may ultimately not be
        decided in favor of the company.

3.   Please avoid statements that directly or indirectly impugn character, integrity or
        personal reputation or make charges of illegal or immoral conduct without factual
        foundation. Refer to Rule 14a-9. Please revise to delete assertions in the
        document regarding Mr. Brandt's "misleading statements" and "false claims".

PREC14A filed September 3, 2009
DEF14A filed September 15, 2009

4.   Throughout your disclosure, you assert what appear to be legal conclusions
        regarding whether or not Mr. Brandt's actions were valid and the proper
        interpretation of the version of the bylaws of the company. As noted in a previous
        comment, wherever such statements are included, please also provide balanced
        disclosure acknowledging that matters regarding the legitimacy of Mr. Brandt's
        actions and interpretations of applicable company charter provisions and state law
        are matters that are pending before the courts and may ultimately not be decided
        in favor of the company.

Cover Letter

5.   Please revise the letter to shareholders to prominently highlight the fact that Mr.
        Brandt has raised legal challenges under state law that seek to validate his
        September 4, 2009 meeting. Your letter should similarly highlight that such
        challenges could prevent the September 29, 2009 meeting from taking place or
        negate the validity of any proxies returned in connection with the September 29,
        2009 meeting.

Background of our Solicitation

6.   You indicate your intention to oppose any attempt by Mr. Brandt to cause the removal of your current directors through action by written consent. Please clarify that the return of the white proxy card would only be valid with respect to the September 29, 2009 meeting or an adjournment thereof and would have no bearing on any consent solicitation. Further confirm supplementally in your response that any solicitations by the company seeking the revocation of consents will be filed under separate cover of Schedule 14A.

7.   In your disclosure, you state that Mr. Brandt "after 12 months [was] unsuccessful in his efforts to secure acceptable financing." Your disclosure suggests that Mr. Brandt was single-handedly responsible for securing financing.   Please revise to clarify and acknowledge, if true, whether Mr. Brandt was <u>solely responsible</u> or whether other members of the Board and/or management were charged with searching for financing.

8.   You highlight the failure of Mr. Brandt, as Chairman of the Board, to call a shareholder meeting during his tenure as Chairman. Please revise your disclosure to describe, in a more balanced manner, the provisions in the company's bylaws that similarly would have permitted the Board of Directors to call a shareholder meeting and explain why no such meeting was called.

9.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, please provide support for the following statements:

- "these nominees will provide the type of leadership that will help CNS move forward as we enter a critical phase in CNS's growth and development…";
- "Mr. Carpenter was better qualified to lead …efforts to secure additional financing to complete the clinical trial…"; and,
- "…those efforts…have caused us to incur <u>significant</u> legal and related expenses…".

        Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Who pays for the solicitation of proxies

10.   Refer to Item 4(b)(3) of Schedule 14A. Please clarify <u>all</u> the means you intend to use in the solicitation of proxies. Currently, your disclosure suggests that you will only solicit proxies personally, telephonically, via mail or facsimile. You omit reference of the use of the Internet. Please revise. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

11.   You indicate that you may engage a firm to assist in the solicitation of proxies. If a firm is engaged, please confirm in your response letter that you will provide in revised materials, the information required by Item 4(b)(3) of Schedule 14A.

12.   It would appear that you intend to solicit proxies via the Internet. Please tell us whether you also plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize. Please note our comment above regarding materials that must be filed under cover of Schedule 14A.

Matters Requiring Stockholder Action
Proposal No. 1-Election of Directors
Information Regarding the Board of Directors and Committees of the Company
Management

13.   Please revise to disclose whether each of the nominees consented to be named in the proxy and to serve, if elected. See Rule 14a-4(d).

14.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by <u>month</u> and <u>year</u>. Also, please ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.

Appendix I

15.   Please update the information required by Item 5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially owned by the participants as of the most recent practicable date prior to the filing of the definitive proxy statement.

Form of Proxy Card

16.   You include a "blanket item" in the form of proxy in which you indicate that the

proxies are authorized to vote in their discretion on such "other business that may properly come before the meeting and any adjournments or postponement thereof…" However, since you must specifically describe how the proxy will be voted and provide all of the information required by Schedule 14A (other than those matters for which Rule 14a-4(c) confers discretionary authority to act), this may be inappropriate. See Rule 14a-4(a)(3). While you may seek explicit authority to vote to adjourn the meeting to solicit additional proxies, it appears the authority you seek is broader. Alternatively, revise to clarify that you will only vote in your discretion on such matters which you are unaware of a reasonable time before the meeting. Please revise or advise.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions